UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER CUSIP NUMBER

(Check One):    ☒  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☐  Form 10-Q    ☐  Form N-SAR

For Period Ended: December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KFX INC.

Full Name of Registrant

N/A

Former Name if Applicable

3300 East First Avenue, Suite 290

Address of Principal Executive Office (Street and Number)

Denver, CO, USA 80206

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete the information for the timely presentation of its Annual Report on From 10-K for the period ended December 31, 2002 due to the fact that the Registrant and its Independent Auditors require additional time to gather, compile and audit the financial and other information required to prepare such Annual Report. The Registrant is in the process of gathering and compiling such information and will file such Annual Report as soon as practically possible.

Sec 1344 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jerry A. Mitchell _________________________________ (Name)	303 _____________________ (Area Code)	293-2992 _________________________________ (Telephone Number)

2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects significant changes in its results of operations for the fiscal year ended December 31, 2002 compared to the fiscal year ended December 31, 2001. Anticipated condensed financial information for these years is contained in the table below. The changes from 2002 to 2001 reflect (a) an increase in Pegasus revenue from 2001 to 2002 of approximately $2,138,000 due to an increase in Pegasus installation projects and an increase in maintenance revenue (b) an increase in other expense from 2001 to 2002 of approximately $9,254,000 due to warrant expense of approximately $9.1 million related to warrants to purchase shares of common stock issued in 2002 and (c) approximately $16.1 million of accretion expense related to redeemable common stock recorded in 2002. The preliminary unaudited information below for 2002 is subject to the final compilation of information noted in Part III of this form 12b-25, and completion of the audit of the Company’s 2002 financial statements.

STATEMENTS OF OPERATIONS

	Year Ended 12/31/02	Year Ended 12/31/01
Operating revenues	$5,147,150	$3,003,057
Operating loss	$(9,369,516)	$(9,620,186)
Net loss available to common shareholders	$(39,937,957)	$(15,177,076)
Basic and diluted earnings per share	$(1.14)	$(0.58)

KFX INC.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2003	By: Jerry A. Mitchell

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).